

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4546

September 16, 2016

<u>Via E-mail</u>
Mr. Peter N. Kellogg
Chief Financial Officer
Celgene Corporation
86 Morris Avenue
Summit, New Jersey 07901

> **Re: Celgene Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 11, 2016**
> **Form 8-K dated April 28, 2016**
> **Filed April 28, 2016**
> **Form 8-K dated January 28, 2016**
> **Filed January 28, 2016**
> **File No. 001-34912**

Dear Mr. Kellogg:

We have reviewed your August 16, 2016 response to our comment letter and have the following comments. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Our reference to a prior comment is to the comment in our July 19, 2016 letter.

<u>Form 10-K for the Fiscal Year Ended December 31, 2015</u>
<u>Notes to Consolidated Financial Statements</u>
<u>Note 19: Geographic and Product Information, page 116</u>

1. We acknowledge your response to prior comment 1. Although you disclose the fact that you are organized in one segment consistent with your prior responses, you do not explain why you are organized this way. Please revise your proposed disclosure to be provided in future periodic reports that discusses strategically why you are structured as one segment and use consolidated information to allocate resources and assess performance when you have multiple franchises in your business.

Form 8-K filed July 28, 2016
Exhibit 99.1
Earnings Release Dated July 28, 2016

2. We acknowledge your response to prior comment 2. Please provide us the following additional information regarding your response to the third bullet:
    - Help us understand how upfront collaboration expenses are different from research and development expenses you would have incurred had you performed the associated research and development activities yourself; and
    - Tell us whether your internal forecasts include a line item for collaboration expenses (including upfront payments) or if you separately forecast these expenses in any other reports. If so tell us the periods over which you forecast.

Reconciliation of GAAP to Adjusted Net Income

3. We acknowledge your response to prior comment 3. Please revise your proposed disclosure to address how you use each non-GAAP measure and why they are meaningful to investors. In this regard, for example, you discuss non-GAAP research and development expenses and non-GAAP selling, general and administrative expenses in your release but do not separately discuss how they are used and why they are meaningful. In your response specifically indicate how the removal of upfront collaboration expenses from your non-GAAP research and development expenses provides useful and meaningful information about your research and development activities to investors.

Form 8-K filed January 28, 2016
Exhibit 99.1
Reconciliation of GAAP to Adjusted Net Income

4. We acknowledge your response to prior comment 4. Please represent to us that in future period earnings releases you will separately disclose and explain any material "non-operating tax items" recorded during the periods being presented. See CDI 102.11.

You may contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have any questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance